FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of redemption dated October 15, 2026

Item 1

October 15, 2026

Banco Santander, S.A. (the “Issuer”)

Series 199 6.527% Senior Preferred Callable Fixed-To-Fixed Rate Notes due 2027

(CUSIP: 05964HAX3; ISIN: US05964HAX35) (the “Notes”)

Pursuant to Section 11.04 of the Senior Preferred Debt Securities Indenture, dated as of August 8, 2023 (the “Base Indenture”), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented and amended by the Second Supplemental Indenture, dated as of November 7, 2023, among the Issuer, the Trustee, as trustee, calculation agent and principal paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as senior preferred debt securities registrar (the “Second Supplemental Indenture” and the Base Indenture as supplemented and amended by the Second Supplemental Indenture, the “Indenture”), we hereby notify you, as registered Holder of the Notes, of the Issuer’s election, pursuant to Section 11.10 of the Indenture and the terms of the Notes, to redeem the above-referenced Notes in their entirety (the “Redemption”). The details of the Redemption are as follows:

1.	This notice is hereby given on October 15, 2026.

2.	The Series 199 6.527% Senior Preferred Callable Fixed-To-Fixed Rate Notes due 2027 will be redeemed in its entirety on November 7, 2026 (the “Optional Redemption Date”).

3.	The redemption price per Note will be equal to 100% of the principal amount of such Note together with accrued but unpaid interest to, but excluding, the Optional Redemption Date; provided, however, that a payment of interest which is payable on an Interest Payment Date which is the Optional Redemption Date, shall be payable to the holders of such Notes registered as such at the close of business on the relevant Regular Record Date according to the terms of the Indenture and the Notes (the “Redemption Price”).

4.	Interest on the Notes shall cease to accrue on and after the Optional Redemption Date.

5.	The aggregate principal amount of the Notes to be redeemed is $1,000,000,000, representing all Notes outstanding.

6.	Because the Optional Redemption Date is not a Business Day, the Issuer will pay the Redemption Price on the next succeeding Business Day with the same force and effect as if made on the Optional Redemption Date, in accordance with the terms of the Indenture and the Notes. The Issuer will deliver to the Trustee, on or prior to the Optional Redemption Date, cash in an aggregate amount equal to the Redemption Price for all Notes to be redeemed, which is $1,000,000,000. The Notes will be redeemed subject to the Notes being presented and surrendered for payment.

7.	Pursuant to the Indenture, payment of the redemption price for the Notes will be made upon presentation and surrender of the Notes to The Bank of New York Mellon, London Branch, as principal paying agent for the Notes. Notes should be surrendered for redemption in accordance with The Depository Trust Company’s (DTC) procedures therefor.

8.	The CUSIP of the Notes is 05964HAX3, and the ISIN of the Notes is US05964HAX35. No representation is made as to the correctness of the CUSIP or ISIN as printed on the Notes or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Notes.

9.	Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Indenture or the Notes, as the case may be.

Under current U.S. federal income tax law, in the case of a United States person (as determined for U.S. federal income tax purposes), backup withholding may apply to amounts payable at the Redemption, unless (i) the paying agent or applicable payor has received a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 that establishes an exemption from backup withholding, (ii) the United States person is an exempt recipient (and establishes its exempt status if required by the paying agent or applicable payor) or (iii) the United States person otherwise establishes an exemption. An investor that is a beneficial owner of Notes and that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the paying agent or applicable payor a properly completed, applicable IRS Form W-8. No additional amounts will be payable with respect to any backup withholding. Investors should consult their tax advisors regarding the tax consequences of the Redemption.

Date: October 15, 2026
BANCO SANTANDER, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 15, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance